LEFT RIGHT MARKETING TECHNOLOGY, INC.
585 WEST 500 SOUTH, SUITE 180
BOUNTIFUL, UT 84010
(801) 244-4405


December 28, 2005


VIA EDGAR AND FEDERAL EXPRESS


Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 7010
Washington D.C.  20549-7010
Attention:  Andrew Schoeffler


RE:   LEFT RIGHT MARKETING TECHNOLOGY, INC.;
      FILE NO. 000-09047


Dear Mr. Schoeffler:


On behalf of Left Right Marketing Technology, Inc., a Delaware corporation (the "Company" or "LRMK"), enclosed please find Amendment No. 1 ("Amendment No. 1") to the Company's Preliminary Information Statement on Schedule 14C. Amendment No. 1 has been marked to show revisions from the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the "Commission") on November 4, 2005 (the "Preliminary Information Statement").


Set forth below are the comments in your letter dated December 2, 2005 ("Comment Letter") with respect to the Preliminary Information Statement and the responses of the Company to such comments. The capitalized terms used, but not defined herein, have the meanings assigned to them in the Amendment No. 1.


General


1. We note that the EDGAR code under which you filed your Schedule 14C was PRE 14C. It appears that the EDGAR code for the filing should be PREM14C as the filing relates to a merger or acquisition. Please correct the EDGAR code by contacting EDGAR Filer Support at (202) 551-8900.


      We have contacted EDGAR Filing Support and have made the correction as requested in Amendment No. 1. The Amendment No. 1, as filed with EDGAR on December 28, 2005, reflects EDGAR Code "PREM14C".


2. Please be advised that you are not currently eligible to incorporate by reference to your Exchange Act filings. Please revise to disclose this information in your information statement. In addition, please revise your information statement to disclose the information set forth in Annexes C, D and E.


      We have amended the Preliminary Information Statement to include the requisite information in Annexes C, D and E within Amendment No 1. Accordingly, Annexes C, D and E have been deleted. In addition, all references to incorporating our Exchange Act filings by reference have been removed. The requisite Exchange Act filings are included as Exhibit C to Amendment No. 1.


Cover Page of Schedule 14C


3. We note that you have indicated no filing fee is required. It appears that a filing fee is required pursuant to Rule 0-11 under the Exchange Act. Please revise the cover page to compute the filing fee. In addition, please pay that filing fee prior to filing your next amendment. See Rule 14c-5(g) under the Exchange Act.


      Pursuant to our discussions as well as the above referenced rule, the appropriate fee has been applied to the Schedule 14C and has been paid.


Information Statement


4. Please revise the delivery date referenced on the cover page of your information statement and under Item 1 of your information statement.


      The anticipated delivery date has been revised to reflect December 22, 2005 in the cover page as well as Item 1 of Amendment No. 1.


Proposal One - Election of Director


5. Please revise Mr. Griffith's biography to provide dates of employment for each position identified and to provide his employment history for the past five years. In addition, please identify each company referenced in his biography.


      The following biography of Mr. Griffith has been inserted in Proposal One and Item 7 of Amendment No. 1:


Mr. Griffith serves as Chief Financial Officer and a Director Nominee of the Company. Mr. Griffith's experience includes having served as chief financial officer for two publicly traded companies, including Datascension, Inc., from June 2002 to March 2005, and South Texas Oil Company, from June 2002 to the present. Mr. Griffith has extensive experience in public accounting, including serving as the managing partner of the CPA Firm, De Joya, Griffith & Company, LLC, formerly known as CFO Advantage, from June 2002 to December 2004, and Franklin Griffith & Associates, from January 2005 to August 2005. In addition, Mr. Griffith served as the accounting manager for Chavez & Koch, a certified public accounting firm, from August 2001 through June 2002. Previously, Mr. Griffith worked for Arthur Andersen LLP in Memphis, Tennessee from December 1998 until July 2001. Mr. Griffith received a bachelor's degree in business and economics, and a master's degree in accounting, from Rhodes College. Mr. Griffith is a licensed certified public accountant in Nevada and Tennessee, is a member of the American Institute of Certified Public Accountants, The Association of Certified Fraud Examiners, The Institute of Management Accountants, and the Nevada and Tennessee State Society of CPA's. Currently, Mr. Griffith serves as a member of the board of directors for South Texas Oil Company.


6.    Please disclose the  information required by Item 404(a) of Regulation S-
B. See Item 7(b) of Schedule 14A.


      The information required by Item 404(a) of Regulation S-B has been disclosed in proposal one of Amendment No. 1.


7.    Please  disclose the information required by Item 7(d)(2)(ii) of Schedule
14A.


      The information required by Item 7(d)(2)(ii) of Schedule 14A has been disclosed in proposal one of Amendment No. 1.


8. Please disclose the information required by Item 306 of Regulation S-B. See Item 7(d)(3)(i) of Schedule 14A.


      The information required by Item 306 of Regulation S-B has been disclosed in proposal one of Amendment No. 1.


9.    Please disclose the information required by Item 7(f) of Schedule 14A.


      The information required by Item 7(f) of Schedule 14A has been disclosed in proposal one of Amendment No. 1.


Proposal Two - Approval of the Agreement and Plan of Reorganization


10. Please advise us as to the Securities Act exemption upon which you will rely to issue shares of your common stock to SGI stockholders and the facts that will make the exemption available.


      The Company will rely upon the exemptions from securities registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rule 506 of Regulation D, promulgated thereunder.


      The facts which support utilization of the foregoing exemptions from securities registration include (i) the proposed merger does not involve a public offering as defined under the Act, (ii) stockholders of SGI have had been provided an opportunity to review all of the Company's filings made pursuant to the Securities Exchange Act of 1934, as amended, and to ask questions of, and receive answers from, management of the Company, (iii) each of the stockholders of SGI are either (a) an accredited investor within the meaning of Rule 501(a) under the Act, or (b) has such business or financial experience necessary to protect their interests in connection with the issuance of common stock of the Company in exchange for 100% of their respective common stock in SGI, and (iv) each stockholder of SGI has executed an investment letter, attached as Exhibit B to Annex A hereto, acknowledging and agreeing, inter alia, that (x) the securities to be issued to each of them by the Company are "restricted" securities under the Act, and (y) the securities to be issued to each of them are being acquired for investment purposes and for their respective account only and not for sale or with a view to distribution of all or any part of such securities.


11. Please remove your statement in the last sentence of the first paragraph of this section that you are providing the information for informational purposes only to your stockholders.


      The sentence has been removed from Amendment No. 1.


12. Please disclose how your company addressed or plan to address conflicts of interest by your officers and directors, given that Mr. Schroeder, Mr. Schultz and Mr. Griffith were officers and directors of SGI and officers and directors of your company.


      The Company intends to address the conflicts of interest as follows: The day to day business of the Company post-merger, will exclusively relate to The Ultimate Poker League, Inc. ("UPL"), currently a wholly-owned subsidiary of SGI, and a wholly-owned subsidiary of the Company post-merger. The officers and directors of UPL are set forth in Amendment No. 1, and while Messrs. Schroeder, Schultz and Griffith will have some involvement in the day-to day operations, the majority of the decisions, as well as the day-to-day operations, will be made by the officers of UPL other than Mr. Griffith. Specifically, Ben Magee will oversee the Poker League contest (Please see Mr. Magee's biography in Amendment No. 1) and Donald R. Beck will oversee the production of the reality television series (Please see Mr. Beck's biography in Amendment No. 1). In addition, as disclosed in proposal one of Amendment No. 1, the Company intends to augment its existing board of directors with at least two (2), and not more than four (4), independent directors in 2006.


13. Please disclose the information required by Item 202 of Regulation S-B. See Item 11(b) of Schedule 14A.


      The information required by Item 202 of Regulation S-B has been disclosed in Amendment No. 1.


14. Please disclose the general effects on your security holders of issuing shares of your common stock to SGI stockholders. See Item 11(d) of Schedule 14A.


      The dilutive effects of the proposed merger between the Company and SGI have been disclosed in Amendment No. 1 in conformity with Item 11(d) of
Schedule 14A.


15. Please disclose the information required by Item 13(a) of Schedule 14A. See Item 11(e) of Schedule 14A.


      The information required by Item 13(a) of Schedule 14A has been disclosed in proposal two of Amendment No. 1.


16. Please provide the information required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A. Your information statement should begin with a summary term sheet. See Instruction 2 of Item 1001 of Regulation M-A.


      The information required by Item 1001 of Regulation M-A has been disclosed in Amendment No. 1.


17. Please disclose the complete mailing address and telephone number of the principal executive offices of The Ultimate Poker League. Refer to Item 14(b)(2) of Schedule 14A.


      The mailing address, telephone number and contact person have been disclosed in Amendment No. 1.


18. We note that you changed accountants on October 1, 2003. Please provide the information required by Item 304 of Regulation S-B. Refer to Item 14(c)(i) of Schedule 14A and Item 14(i) of Form S-4.


      The Company appointed Beckstead and Watts, LLP. as its independent accountants for the fiscal year ended June 30, 2004. This was a change in accountants recommended by the Company's management at the time and approved by the Company's then existing board of directors. Beckstead and Watts, LLP was engaged by the Company on October 1, 2003.


      The audit reports issued by Bradshaw, Smith & Co., LLP, with respect to the Company's financial statements for the fiscal years ended June 30, 2003 and 2002, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except for Bradshaw, Smith & Co.'s issuance of going concern opinions on the financial statements for the fiscal years ended June 30, 2003 and 2002. From July 1999 through October 1, 2003, the date on which Bradshaw, Smith & Co., LLP was dismissed as the Company's independent accountants, there were no disagreements between the Company and Bradshaw, Smith & Co., LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Bradshaw, Smith & Co., LLP, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report.


      The change in accountants did not result from any dissatisfaction with the quality of professional services rendered by Bradshaw, Smith & Co., LLP, as the independent accountants of the Company.

      We have disclosed in Amendment No. 1 all information required by Item 304 of Regulation S-B.

Business Conducted


19.   Please clarify the business currently  conducted  by  The  Ultimate Poker
League.

      The Ultimate Poker League, Inc. is currently engaged in development stage activities which raise substantial doubt about its ability to continue as a going concern. The majority of its business efforts are focused on procuring funds and securing contracts in order to commence operations.

      To further clarify the current and future business of The Ultimate Poker League, Inc., we have provided additional disclosures in Amendment No. 1.


20. Please identify the "well known national restaurant chain which owns a major casino to open in 2006 in Las Vegas."


      Given that negotiations are ongoing and a definitive agreement has not been reached with our proposed partner/sponsor, we have stricken all references to "well known national restaurant chain which owns a major casino to open in 2006 in Las Vegas" to reflect, "SGI is negotiating with a third party to serve as its partner and to sponsor the finals of the Ultimate Poker League. In the event a definitive agreement is not reached with this third party, SGI has identified several other entities that it intends to approach to serve as its partner and sponsor of the finals of The Ultimate Poker League."


21. Please clarify that you have no agreement or other understanding with any party to host the poker league or air your proposed reality television show.

      The Ultimate Poker League, Inc. currently has no a definitive agreement or other understanding with any party to host the poker league tournament or its affiliated reality based television show. We have disclosed the foregoing in Amendment No. 1.

Terms of the Transaction


22. We note the disclosure in the second paragraph of this section. Please describe in greater detail the reasons for engaging in the merger.


      We have disclosed additional reasons for undertaking the merger in Amendment No. 1.


23. We note the disclosure in the last paragraph of this section. Please describe in greater detail the federal tax consequences of the proposed merger.


      We have disclosed the advice provided by the Company's tax advisors in the last paragraph of this section.


Past Contacts, Transactions or Negotiations


24.   Please provide the information required  by Item 1005(b) of Regulation M-
A. In this regard, the section should include a "background of the merger" section that discussed in reasonable detail the negotiations or material contracts between your company and SGI, including the identities of all parties involved, the date of each meeting and the matters considered. This section should also discuss each meeting held by your board of directors regarding the proposed merger and its final determination, including the strategic alternatives it considered and why they were not pursued.


The information required by Item 1005 (b) of Regulation M-A, as well as additional background information on the history of the proposed merger have been disclosed in Amendment No. 1.


Information About the Parties to the Agreement


25. Please disclose the information required by Item 14 of Form S-4. Please refer to Item 14(c)(1) of Schedule 14A.


      The information required by Item 14 of Form S-4 has been disclosed in Amendment No. 1.


26. We note the disclosure in the second paragraph of this section. Please disclose the information required by Item 201(b) of Regulation S-B.


      The information required by Item 201(b) of Regulation S-B has been disclosed in Amendment No. 1.


27. Please remove your statement that you are providing certain information to your stockholders for informational purposes only set forth in the first sentence of the third paragraph of this section and in the first sentence of the first paragraph that immediately follows the "Forward looking Statements" section.


      The requested statements have been removed.


Background of the Industry


28. With respect to each source cited in this section, please advise as to whether you funded or were otherwise affiliated with the studies or reports. Please also advise us as to whether you believe these studies or reports are the most recent materials on the subject by the authors and whether they are generally available to the public, without payment of subscription or other fees. Have these studies or reports been published in widely circulated media or among members of the industry? If so, please tell us when and where.


      We did not fund and were not otherwise affiliated with any of the sources noted in the Preliminary Information Statement. We believe these reports are the most recent materials on the subject by the authors. Bluff is a publicly available magazine. The information utilized from www.casinocity.com was procured from its website. Christiansen Capital Advisers ("CCA") issues industry statistics through its website at www.cca-i.com, and offers a subscription service. CCA does, however, issue a daily report for free with gaming industry information and statistics. The Company receives these daily reports from CCA (via in opt-in subscription), and the information used in the Preliminary Information Statement was derived from the free daily report.


Poker League


29. Please explain the basis for the statements set forth in the first, second and third sentences of this section.


   - Poker is the fastest growing Internet Gaming category, with the number of players tripling in 2004 (Source: PokerPulse.com)


   - Estimated US$67 billion will be wagered on online poker in 2005 (Source: Christiansen Capital Advisors, LLC)


   - Annual revenues of online poker market is estimated at US$2.0 billion (Source: Barron's)


   -  More than US$180 million  wagered  in  online  poker  daily (Source:
      PokerPulse.com)


   - 150,000+ individuals play in real money poker games/tournaments daily, over 1.9 million are active players, approximately 70% in USA alone (Source: PokerPulse.com).


Reality TV


30. Please explain the basis for your statement that the interest in the United States in reality based television concepts has been "unwavering and growing."


      Commencing with the Survivor series, The Bachelor, and The Bachelorette, and later, Nick & Jessica, The Real World, The Amazing Race, World Series of Poker and The World Poker Tour, among others, reality television has become a fixture in the programming lineups of major television networks and cable stations in the United States. In the most recent Nielsen Ratings for the week of November 28, 2005, available online at www.neilsenmedia.com, (i) Survivor:
Guatemala, was the ninth  highest  rated  show  on major broadcast networks, and
(ii) The Real World XVI: Reunion, was the sixth highest rated show on cable television


      . According to USA Today (Society for Advancement of Education-Sep. 2004; www.findarticles.com/p/articles/mi_m1272/is_2712_133/ai_n6198026), "During the
2003-04 television season, ten (10) reality shows ranked among the top 25 prime-time programs in the audience-composition index for adults 18-49 with incomes of $75,000 or more. Nielsen ratings indicate that more than 18,000,000 viewers have been captivated by television programs that take ordinary people and place them in situations that have them competing in ongoing contests while being filmed 24 hours a day."

      The Parents Television Council has stated the following:
(Please see www.parentstv.org/PTC/publications/reports/realitytv/main.asp), "In short, reality series have become the fastest-growing trend in television. Reality programs have become immensely popular with television executives and advertisers alike. Reality shows also have proven to be popular across all demographic groups - making them an advertisers dream. Reality TV has become a cultural phenomenon, and it is here to stay." The Parents Television Council was founded in 1995 to ensure that children are not constantly assaulted by sex, violence and profanity on television and in other media.

      There have been literally hundreds of reality television shows, some doing better than others, but reality television has, and continues to be, one of the most watched programming alternatives on major network and cable television stations.


      We have stricken the statement "unwavering and growing" to reflect, "The interest in the United States in reality based television concepts continues to be a component of the television lineup of major broadcast television networks and cable television operators."


31. Please explain more clearly the differences between the poker tournaments currently aired on television and your concept of "reality based television surrounding real live poker contest play." This is very confusing.

      The Ultimate Poker League, Inc. intends to combine the concept of normal televised poker contests like the World Series of Poker with the reality television concept of Survivor. Camera crews will follow the players behind the scenes and give the viewers an in-depth look at what life is like during a national poker contest. To our knowledge this has never been undertaken. Specifically, four-person teams will compete at weekly poker contests in multiple cities for a period of four (4) weeks. At the conclusion of the four
(4) week period, the four-person team from each city with the highest point total (based upon chips accumulated during the four-week contest period) will advance to the finals. The emphasis of the contest is on the team's ability to strategize and compete collectively for point accumulation. The number of four-person teams competing at the finals will depend upon the number of cities in which the The Ultimate Poker League is made available. We anticipate approximately eight (8) cities, which would mean there would be eight (8) teams of four-persons, or thirty-two individuals in total, competing in the finals at a Las Vegas, Nevada licensed casino. The final player / team remaining (i.e., the last contestant with poker chips) will win the contest and the $1,000,000 grand prize on behalf of their respective team.

      Unlike the poker tournaments aired on television (e.g., World Series of Poker on ESPN and The World Poker Tour, most recently aired on the Travel Channel, etc.), The Ultimate Poker League is a TEAM FORMAT, consisting of amateur players competing in a four-week contest. In each city, the winning team of the four-week contest will win a prize consisting of an all expenses paid trip to the finals. At the finals, to be held at a Las Vegas, Nevada licensed casino, the winning team will win the grand prize. The winning prize will be paid by the licensed casino.

      For the entry fee, contest participants will receive a significant amount of UPL merchandise, consisting of t-shirts, books, newsletters, instructional CDs/DVDs, etc. The same products will be available for purchase directly from the Company on its website by non-participants in the contests.


The Ultimate Poker League Contest


32.   Please  disclose  the identities of the sponsors referenced in the second
sentence of this section.   If  you  have  not  identified any sponsors, please
clearly disclose that you have no sponsors.


      Given that negotiations are ongoing and a definitive agreement has not been reached with our proposed partner/sponsor, we have stricken all references to "well known national restaurant chain which owns a major casino to open in 2006 in Las Vegas" to reflect, "SGI is negotiating with a third party to serve as its partner and to sponsor the contest. In the event a definitive agreement is not reached with this third party, SGI has identified several other entities that it intends to approach to serve as its partner and sponsor The Ultimate Poker League finals."


Competition


33. Please provide more detail here as to why you believe that your business format is unique.


      Please  see  response  to  comment 31  above.   In  addition,  additional
disclosures have been made in Amendment No. 1.


34. Please explain how your prizes, including the $1,000,000 cash prize disclosed in this document, would "exceed the expectations of contest players."


      We have deleted the phrase "exceed the expectations of contest players."


Government, Regulation, Licensing and Taxation


35. Please discuss the basis for your statement that government regulation in your industry is not probable. We note your disclosure that contestants will compete for a cash prize of $1,000,000. Please address this in your response.


      We have consulted with our gaming counsel in Las Vegas, Nevada in making the statement that government regulation of The Ultimate Poker League contest is not probable. The reason government regulation is not probable is that The Ultimate Poker League is a contest in which participants compete for a prize consisting of an all expenses paid trip to Las Vegas and entry into the finals. The Ultimate Poker League is not a tournament. In addition, the finals will be held at a licensed casino and the $1,000,000 grand prize will be paid by the licensed casino. The regulations we believe the Commission is referring to relate to the casino offering the prize as we are not purporting to be a casino operator.


36. We note the disclosure in the second sentence of the section. Please discuss the relevant laws of the other states in which you intend to conduct your business.


      We are in the business of operating a four-week contest, with the winning four-person teams from each of the cities in which the contest is being held winning a prize consisting of, inter alia, an all expense paid trip to the finals at a Las Vegas, Nevada licensed casino.


      Similar to Nevada, the laws of the other states in which we intend to offer the Poker League contest, will not require the Company to obtain a license as the Company is merely operating a contest.


37. It appears that certain of your employees will need to obtain a license from the Nevada Gaming Control Board. Please discuss the licensing requirements and in particular the relevant suitability requirements.


      Based upon the advice rendered by our Nevada gaming counsel, our employees will not be required to obtain a license from the Nevada Gaming Commission. However, Mr. Magee, an officer and director of The Ultimate Poker League holds a Gaming Work Permit with the State of Nevada, which falls under the rules and regulations of the Nevada Gaming Control Board. The company is not required under law to have such a position on hand, but we have chosen to do so to provide support and guidance, as well as strong representation. This Gaming Work Permit give Mr. Magee supervisory credentials to oversee and administer the contest, although this is not required.


      For the initial four weeks of each Poker League contest, participants will compete as four-person teams to accrue points based on poker chips accumulated during the weekly poker sessions. Thereafter, the four-person team with the highest point total from each city in which the contest is being held will win a prize, consisting of an all expenses paid trip, and will advance to the finals at a Las Vegas, Nevada licensed casino. The finalists will compete for the grand prize at the Las Vegas, Nevada licensed casino, and the winner will be paid by the Las Vegas licensed casino.


      The dealers in The Ultimate Poker League will generally be licensed with the gaming commission in each state where the contest is offered. These dealers will be subcontracted by the Company, and will NOT be employees of the Company.


Plan of Operation and Milestones


38. Please significantly revise this section to describe in greater detail your plan of operations for the next 12 months, including a month-by-month analysis of your milestones. Your current disclosure is too general.


      Please see the revised disclosure in Plan of Operations.


39. Please discuss the timing for the commencement of your operations and when you anticipate generating revenue and being profitable. In this regard, please discuss any debt obligations you may incur to finance your operations, as well as the anticipated costs of operation.


      Please see the revised disclosure in Plan of Operation and Milestones. We do not anticipate incurring any debt obligations to finance our business. Rather, we intend to procure equity financing to fund our operations and business objectives.


40. Please discuss the costs associated with your company being a public company and the sources of funds you will use to pay these costs.


      Please see the revised disclosure in Plan of Operation and Milestones.


Procure Adequate Funding For Operations and the $1,000,000 grand prize


41. Please describe your anticipated sources of financing for the next 12 months of operation. Please also provide a timeline illustrating the points in time you will pursue each option and the order of preferences for your financing options.


      We have retained a broker-dealer firm licensed with the National Association of Securities Dealers, Inc. to undertake, on a best-efforts basis, a $3,000,000 private placement on behalf of the Company immediately following the completion of the merger between the Company and SGI. The securities to be issued in the private placement will consist solely of common stock. The Company anticipates that it will receive net proceeds of $2,670,000 from the private placement. Of this amount, $1,000,000 will be allocated for a bond relating to the initial $1,000,000 grand prize (which amount will be solely funded by contest entry fees), $250,000 will be allocated towards advertising, $170,000 will be allocated towards poker tables, chips, and cards, and $1,250,00 will be allocated to working capital. From the close of the merger, we estimate that the private placement will be completed within 30-45 days. Given that we will be relying upon certain exemptions from securities registration in conjunction with the upcoming private placement, we will not be disclosing the details of such financing in Amendment No. 1 to avoid the possibility of making a general solicitation.


Begin Negotiations With Advertising Partners


42. Please disclose your anticipated advertising costs over the next 12 months. In addition, please delete the last sentence of this section.


      We have disclosed our anticipated advertising costs of $125,000 over the next twelve months and have deleted the last sentence of this section.


Secure Contract Labor For Filming


43. We note your disclosure in the first sentence of this section. It does not appear that the referenced experience is disclosed in the biographies of your executive officers and directors. Please revise accordingly.


      We have revised the disclosure to include the biographies of each of the members of management of The Ultimate Poker League, Inc., a wholly-owned subsidiary of SGI. Following the close of the merger, The Ultimate Poker League, Inc. will be a wholly owned subsidiary of the Company.


      In specific reference to comment  43,  please see the biography of Donald
R. Beck, a 32-year veteran of the television and movie industry.


Item 5. Interests of Certain Persons in Matters to be Acted Upon


44. Please clarify where you state that Mr. Griffith serves as a director of the company, given your proposal number 1.


      A correction has been made to Item 5. Specifically, Mr. Griffith is referred to as a director nominee of the Company in Amendment No. 1.


Item 7. Directors and Executive Officers


45. We note the disclosure in the table regarding the dates served by Mr. Griffith. It appears that in addition to being a director nominee Mr. Griffith currently serves as your chief financial officer. Please revise accordingly.


      Comment 45 is correct. Mr. Griffith currently serves as the Chief Financial Officer of the Company. Mr. Griffith is also a director nominee.


Audit Committee and Financial Expert


46. We note your disclosure in the second paragraph of this section. Please clarify that the term "financial expert" is defined in Item 401(e)(2) of Regulation S-B.


      Please see amended language.


47. Please disclose that Mr. Griffith will not be deemed an independent director as he currently serves as your chief financial officer.


      The disclosure that Mr. Griffith will not be deemed an independent director has been disclosed in Amendment No. 1.


Item 8. Compensation of Directors and Executive Officers.


48. Please revise the compensation table to include the compensation paid to Mr. Hall. In this regard, we note the disclosure set forth in Item 10 of your Form 10-KSB for the fiscal year ended December 31, 2004. See Item 402(a)(2)(i) of Regulation S-B.


      We have revised the compensation table to include the compensation paid to Mr. Hall during the fiscal years ended December 31, 2003, 2004 and 2005.


49. Please disclose the information required by items 402(c) and (d) of Regulation S-B with respect to Mr. Hall.


      The information required by items 402(c) and (d) of Regulation S-B, with respect to Mr. Hall, have been disclosed in Amendment No. 1.


Compensation of Directors


50. Please clarify whether directors may participate under your stock compensation plan.


      Employees of the Company, who also serve as officers and directors thereof, will be allowed to participate under the Plan.


In addition to the responses to the Commission's comments noted above and set forth, as applicable, in Amendment No. 1, on behalf of the Company and its board of directors, we acknowledge the following:


A. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;


B. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


C. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We look forward to hearing from you shortly.


Very truly yours,


/s/ Lawrence S. Schroeder
---------------------------
    Lawrence S. Schroeder
    Chief Executive Officer
    and President